Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Australian Financial Review

Tritium in $40m debt raising to meet EV charger orders

Angela Macdonald-Smith

Senior resources writer

Sep 7, 2021 – 8:00pm

EV fast-charging company Tritium, which is poised for a listing on the Nasdaq in the US, is seeing orders for its systems coming thick and fast this year thanks to new customers such as ReCharge Alaska and Thailand’s EVLOMO, and emerging markets in electric boats and mine vehicles.

Chief executive Jane Hunter said a $40 million debt placement freshly agreed with US-based Cigna Investments will help fund the scale-up of Tritium’s global operations and build capacity to fill the order backlog. It had been planned since late 2020 to sit alongside equity raised through the listing.

She said buoyant demand for charging systems this year – which includes a significant order from re-seller Siemens in the US – required large amounts of inventory of materials to be purchased up-front.

Tritium CEO Jane Hunter and David Toomey, head of corporate development, are adding new customers

Demand is particularly robust in North America, helped by commitments towards the electrification of transport by US President Joe Biden and the emergence of EV ride-sharing by outfits such as Revel, which offer on-demand e-bikes, e-scooters and Teslas.

“If you consider the size of orders that are being spoken about by customers like Shell and BP and Siemens, where they’re talking about orders in the thousands, you can kind of see how that will dwarf our existing fleet very quickly,” Ms Hunter told The Australian Financial Review.

The company has so far deployed more than 4500 charging stations across 41 countries and is vying for the leading position in several mature EV markets such as Norway and California.

The Cigna raising – which follows a similar $45 million debt issue with the same firm in June last year – will further boost the Brisbane-based start-up’s financial firepower as it seeks to boost manufacturing of its systems in major overseas markets, including an expansion of its US factory in Los Angeles and the establishment of a new European plant.

Tritium’s deal in May with a special purpose acquisition company already ensured its balance sheet would be boosted to as much as $390 million once the deal goes through, scheduled for the December quarter. Ms Hunter said the deal and listing preparations were tracking to plan, with the exact timing within the December quarter yet to be determined.

The company is also backed by investors including energy entrepreneur Trevor St Baker, coal investor Brian Flannery and engineering firm Varley Group.

Ms Hunter said the emergence of the electric boat market was exciting for Tritium, which has been selling into high-end European locations such as yacht clubs in Monaco and Portofino and the Venetian canals, but also has a potential customer closer to home in New Zealand.

In Australia, Tritium has picked up sales thanks to the federal government’s Future Fuels Fund, locking in sales of more than 300 systems to Evie Networks and potential sales for Ampol’s proposed network, Ms Hunter said. She added that the start of imports of electric utes and four-wheel drives would open up another opportunity for Tritium especially in rural regions.

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Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE

SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.